The Lincoln National Life Insurance Company
Amendment to Long-Term Care Benefits Rider
This Amendment increases the number of available days described in the Long-Term Care Benefits Rider's "Flexible Care Cash Benefits” provision to up to 7 days per week.
This Amendment is a part of the Policy to which it is attached (the "Policy"). The effective date of this Amendment is the Policy Date. Except as provided below, this Amendment is subject to the terms and conditions of the Policy and the Long-Term Care Benefits Rider. There is no additional charge for this Amendment.
General Provisions
Termination   This Amendment will terminate on the date the Policy terminates for any reason.
Reinstatement  If the Policy Lapses and is reinstated within 6 months after the date of Lapse, this Amendment will likewise be reinstated if this Amendment and the Long-Term Care Benefits Rider were In Force at the time of Lapse.
This Amendment will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.

The Lincoln National Life Insurance Company

President